Exhibit 99.1

Brookfield

Press Release

BROOKFIELD RENEWABLE ANNOUNCES AT-THE-MARKET

EQUITY ISSUANCE PROGRAM

All amounts in U.S. dollars

BROOKFIELD, News, January 12, 2026 – Brookfield Renewable Corporation (NYSE: BEPC; TSX: BEPC) (“BEPC”) and Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN) (the “Partnership” and together with BEPC, “Brookfield Renewable”) today announced that they have made the necessary Canadian and U.S. securities filings to enable an “at the market” equity issuance program (the “ATM Program”) of class A exchangeable subordinate voting shares of BEPC (the “BEPC Shares”). Under the ATM Program, BEPC may, at its discretion, offer and sell up to $400 million (or the Canadian dollar equivalent) of BEPC Shares directly from treasury.

Brookfield Renewable intends to use the net proceeds from the ATM Program, if any, to facilitate repurchases by the Partnership of its non-voting limited partnership units (each, an “LP Unit”) under its normal course issuer bid (“NCIB”) program (subject to compliance with applicable securities laws) and for general corporate purposes.

Overall, the ATM Program, if exercised, is expected to be non-dilutive to Brookfield Renewable, as the combined number of LP Units and BEPC Shares outstanding is intended to remain generally unchanged, though there may be temporary fluctuations over the course of the issuances of BEPC Shares and corresponding repurchases of LP Units.

ATM Program Details

Under the ATM Program, BEPC Shares may be sold to the public from time to time at prevailing market prices through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace in Canada or the United States where BEPC Shares may be traded. As a result, sale prices of the BEPC Shares sold under the ATM Program, if any, may vary among purchasers and throughout the distribution period. The ATM Program will provide BEPC with flexibility to issue BEPC Shares directly into the market at times when conditions are determined to be favorable.

Each BEPC Share will be exchangeable at the option of the holder for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC).

The BEPC Shares will be offered pursuant to an equity distribution agreement dated January 12, 2026 (the “Distribution Agreement”) entered among the Partnership, BEPC and BMO Nesbitt Burns Inc. and TD Securities Inc. (together, the “Canadian Agents”), and BMO Capital Markets Corp. and TD Securities (USA) LLC (together, the “U.S. Agents” and, together with the Canadian Agents, the “Agents”, each an “Agent”). Sales may be made through “at the market distributions” as defined in National Instrument 44-102 – Shelf Distributions and in sales deemed to be an “at the market offering” as defined in Rule 415 promulgated under the U.S. Securities Act of 1933, as amended, and as otherwise permitted by applicable laws. The ATM Program will terminate upon the earlier of (i) the sale of all of the BEPC Shares subject to the Distribution Agreement, (ii) termination of the Distribution Agreement by BEPC or by the Agents as provided therein, or (iii) on February 24, 2027, in each case in accordance with the terms of the Distribution Agreement.

The ATM Program is being undertaken in Canada pursuant to a Canadian prospectus supplement dated January 12, 2026 (the “Canadian Prospectus Supplement”) to the Partnership and BEPC’s Canadian short form base shelf prospectus dated January 23, 2025 (together with the Canadian Prospectus Supplement, the “Canadian Prospectus”), which has been filed in each of the provinces and territories of Canada, and in the United States pursuant to a U.S. prospectus supplement dated January 12, 2026 (the “U.S. Prospectus Supplement”) to BEPC’s and the Partnership’s U.S. base prospectus dated April 2, 2025 (together with the U.S. Prospectus Supplement, the “U.S. Prospectus”) that supplements the preliminary base prospectus included in their joint U.S. registration statement on Form F-3, filed with the U.S. Securities and Exchange Commission on April 5, 2024 (as amended on March 6, 2025, and declared effective on April 2, 2025). Before making an investment, potential investors should read the Canadian Prospectus or the U.S. Prospectus, as applicable, and other public filings by Brookfield Renewable for more information about Brookfield Renewable and the ATM Program. Copies of these documents, as well as the Distribution Agreement, are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The Agents participating in the ATM Program will arrange to send you the Canadian Prospectus or the U.S. Prospectus and the Distribution Agreement, as applicable, upon request by contacting, in the case of the Canadian Prospectus or the Distribution Agreement, BMO Nesbitt Burns Inc., 9195 Torbram Road, Brampton, Ontario, L6S 6H2, attention: Brampton Distribution Centre C/O The Data Group of Companies, phone: 1-905-791-3151 Ext 4312, email: torbramwarehouse@datagroup.ca or TD Securities Inc., 1625 Tech Avenue, Mississauga ON L4W 5P5, attention: Symcor, NPM, phone: (289) 360-2009, email: sdcconfirms@td.com, or, in the case of the U.S. Prospectus or the Distribution Agreement, BMO Capital Markets Corp., 151 W 42nd St, 32nd floor, New York, NY 10036, attention: Equity Syndicate Department, phone: 1-800-414-3627, email: bmoprospectus@bmo.com or TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: TDManualrequest@broadridge.com.

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Renewable, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

For more information, please contact:

Media: Simon Maine Tel: +44 7398 909 278 Email: simon.maine@brookfield.com	Investors: Alex Jackson Tel: +1 (416)-649-8196 Email: alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “may”, “intends”, “expected”, “will” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the potential distribution of BEPC Shares pursuant to the ATM Program, the aggregate value of BEPC Shares that may be issued pursuant to the ATM Program, the expectation that the ATM Program is expected to be non-dilutive and that the aggregate number of LP Units and BEPC Shares is intended to be generally unchanged over the course of the ATM Program, the expected use of net proceeds, if any, from the ATM Program and the potential repurchases by the Partnership of its LP Units under its NCIB program. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Renewable with the securities regulators in Canada and the United States, including under “Risk Factors” in the Canadian Prospectus and the U.S. Prospectus, each of BEPC and the Partnership’s most recent Annual Report on Form 20-F and the other documents incorporated by reference in the Canadian Prospectus and the U.S. Prospectus.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.